UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated February 18, 2015: Dynagas LNG Partners L.P. Reports Results for the Three Months and Year Ended December 31, 2014.

This report on Form 6-K, except for the sections entitled “Management Commentary” and “Conference Call and Webcast: February 2015”,  is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2015

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS L.P. REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2014

ATHENS, Greece – February 18, 2015 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced results (unaudited) for the three months and year ended December 31, 2014.

Three Months and Year Ended December 31, 2014 Highlights:

•Net income for the three months and year ended December 31, 2014 of $15.3 million and $50.6 million, respectively, an increase of 39.1% and 10.8% respectively over the same periods in 2013;

•Adjusted Net Income(1) for the three months and year ended December 31, 2014 of $15.7 million and $52.6 million, respectively, an increase of 40.2% and 27.0% respectively over the same periods in 2013;

•Distributable Cash Flow (1) during the three months and year ended December 31, 2014 of $18.6 million and $59.8 million, respectively, an increase of 43.4% and 27.6% respectively, from the same periods in 2013;

•Adjusted EBITDA(1) for the three months and year ended December 31, 2014 of $28.7 million and $84.8 million respectively, an increase of 63.7% and 30.9% respectively, from the same periods in 2013;

•Adjusted Earnings per common unit(1) for the three months and year ended December 31, 2014 of $0.44 and $1.64, respectively.

(1)Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Cash Distribution: On January 15, 2015, the Partnership announced that its Board of Directors (the “Board”) declared a quarterly cash distribution for the fourth quarter of 2014 of $0.4225 per unit, which represents a 8.3% increase over the prior quarter’s distribution of $0.39 per unit and reflects the contribution to operating results for a full quarter of the LNG carrier Yenisei River, which was acquired from the Partnership’s Sponsor and delivered to the Partnership on September 25, 2014.  This increase in the Partnership’s cash distributions corresponds to an estimated annualized cash distribution of $1.69 per unit, representing an aggregate increase in the Partnership’s cash distributions of 15.8% since its initial public offering of common units in November 2013.  This cash distribution was paid on February   12, 2015, to all unitholders of record as of February 5, 2015. As of February 18 2015, the Partnership had 20,505,000 common units, 14,985,000 subordinated units and 35,526 general partner units issued and outstanding.

Transfer of Listing of Common Units to New York Stock Exchange (“NYSE”) and listing of Senior Notes Due 2019: In December 2014, the Partnership voluntarily transferred the listing of its common units to the NYSE from the NASDAQ Global Select Market (“NASDAQ”). The Partnership’s common units ceased trading on NASDAQ effective at the close of business on December 29, 2014 and commenced trading on the NYSE on December 30, 2014 under the ticker symbol “DLNG”. In addition, on December 30, 2014, the Partnership’s $250.0 million aggregate principal amount 6.25% Senior Notes due 2019 (the “Notes”) commenced trading on the NYSE under the ticker symbol “DLNG 19”.

Management Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the three months and year ended December 31, 2014 that were positively driven by our acquisition of the Yenisei River, which is consistent with our growth strategy.  Since our inception, we have been and continue to be focused on the performance of our fleet from a safety, operational and technical point of view. During this past year, we had 100% fleet utilization, which supported our financial results and we believe is a testament to the quality of our vessels and our manager’s operational ability.

“During 2014, we increased the size of our fleet by approximately 69% on a cubic meter capacity basis. This growth leads to increases in EBIDTA and the amount of cash distributions to our unitholders.    On January 15, 2015 we announced a cash distribution of $0.4225 per unit for the quarter ended December 31, 2014. This represents a total cash distribution increase of approximately 16% since our IPO in November 2013 on a per unit basis.

“With our fleet fully contracted through 2016, we intend to continue to focus our attention on further fleet growth, contract coverage and safe and efficient operations. The fleet of five LNG carriers (the “Optional Vessels”) currently owned by our Sponsor that we have the right to acquire provides us with an identified opportunity for growth. Beyond this we believe our Sponsor will continue its further commitment to the industry by ordering further LNG Carriers and/or other LNG infrastructure assets. In addition, the expertise and technical capabilities of our Manager, Dynagas Ltd., support our strategy of maintaining safe and efficient operations for our LNG Carriers. I look forward to working with our team towards meeting all of our goals, which we believe will benefit all of our unitholders.”

Financial Results Overview:

For the results and the selected financial data for the years ended December 31, 2014 and 2013 presented herein, the Partnership has compiled consolidated statements of income which were derived from the condensed consolidated financial statements for the periods presented.

	Three Months Ended		Year Ended
(U.S. dollars in thousands, except per unit data)	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2013
Voyage Revenues	$36,375	$21,677	$107,088	$85,679
Net Income	$15,320	$11,014	$50,561	$45,620
Adjusted Net Income (1)	$15,664	$11,173	$52,626	$41,438
Operating Income	$22,213	$13,989	$64,663	$55,381
Adjusted EBITDA(1)	$28,697	$17,529	$84,751	$64,749
Earnings per common unit	$0.43	$0.51	$1.58	$2.95
Adjusted Earnings per common unit (1)	$0.44	$0.52	$1.64	$2.68
Distributable Cash Flow(1)	$18,564	$12,943	$59,778	$46,846

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended December 31, 2014 and 2013 Financial Results

The Partnership reported net income of $15.3 million for the three months ended December 31, 2014,  compared to $11.0 million in the corresponding period of 2013, representing an increase of $4.3 million, or 39.1%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for the three months ended December 31, 2014 was $15.7 million, compared to Adjusted Net Income of $11.2 million in the corresponding period in 2013, representing an increase of $4.5 million, or 40.2%. Operating income for the three month period ended December 31, 2014 was $22.2 million, compared to $14.0 million in the corresponding period of 2013, representing an increase of $8.2 million, or 58.8%.

Adjusted EBITDA (which is non-GAAP measure used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s  operating performance) for the three months ended December 31, 2014 was $28.7 million, compared to $17.5 million in the corresponding period of 2013, representing an increase of $11.2 million, or 63.7%.

The Partnership's Distributable Cash Flow for the three-month period ended December 31, 2014 was $18.6 million compared to $12.9 million in the corresponding period of 2013, representing an increase of $5.6 million or 43.4%. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $36.4 million for the three-month period ended December 31, 2014, as compared to $21.7 million for the same period in 2013, primarily reflecting the Partnership’s ownership and operation for a full quarter of the two LNG carriers that it acquired from its Sponsor on June 23, 2014 and September 25, 2014, the Arctic Aurora and the Yenisei River, respectively. As a result of this growth in the Partnership’s fleet, Available days increased to 460 days during the three-month period ended December 31, 2014, compared to 276 Available days during the corresponding period of 2013.

Vessel operating expenses increased by $2.7 million, to $5.6 million in the three-month period ended December 31, 2014, from $2.8 million for the same period in 2013, mainly due to the ownership of the Arctic Aurora and Yenisei River, the two LNG carriers the Partnership recently acquired from its Sponsor, and increased operational costs. Daily operating expenses were $12,141 per LNG carrier during the three months ended December 31, 2014 compared to $10,315 per LNG carrier in the corresponding period of 2013.

The overall financial performance of the Partnership in the periods discussed reflected also the increase in the weighted average interest rate as well as weighted average outstanding indebtedness (directly attributed to the issuance of the Notes) in the three months ended December 31, 2014 as compared to the corresponding period of 2013 that resulted in an approximate $4.7 million increase in the Partnership’s interest and finance costs, offset by the reduction in non-cash deferred finance costs amortization and commitments fees incurred in connection with the Partnership’s debt securities, by  approximately $0.6 million.

The Partnership reported average daily hire gross of commissions on a cash basis (1) of approximately $79,700 per day per vessel in the three months ended December 31, 2014, compared to approximately $78,100 in the same period of 2013. During each of the three month periods ended December 31, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

(1)Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Years Ended December 31, 2014 and 2013 Financial Results

The Partnership reported net income attributable to unitholders of $50.6 million for the year ended December 31, 2014, compared to $45.6 million in the corresponding period of 2013, representing an increase of $4.9 million, or 10.8%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for year ended December 31, 2014 was $52.6 million, compared to Adjusted Net Income of $41.4 million in the corresponding period in 2013, representing an increase of $11.2 million, or 27.0%. Operating income for the year ended December 31, 2014 was $64.7 million, compared to $55.4 million in the corresponding period of 2013, representing an increase of $9.3 million, or 16.8%.

Adjusted EBITDA for the year ended December 31, 2014 was $84.8 million compared to $64.7 million in the corresponding period of 2013, representing an increase of $20.0 million, or 30.9%.

The Partnership’s Distributable Cash Flow for the year ended December 31, 2014 was $59.8 million, compared to $46.8 million in the corresponding period of 2013, an increase of $12.9 million or 27.6%. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $107.1 million for the year ended December 31, 2014, compared to $85.7 million for the same period in 2013, which was attributable to the Partnership’s acquisition of two LNG carriers, the Arctic Aurora and the Yenisei River, from its Sponsor on June 23, 2014 and September 25, 2014, respectively. During the year ended December 31, 2014, Available days increased to 1,384 days, compared to 1,095 Available days during the year ended December 31, 2013.

Vessel operating expenses increased by 41.2% to $16.8 million in the year ended December 31, 2014 compared to $11.9 million for the same period in 2013, due to the partial operation of the two LNG carriers recently acquired from the Partnership’s Sponsor, and slightly increased operational costs.

Daily operating expenses were $12,139 per LNG carrier during the year ended December 31, 2014, compared to $10,876 per LNG carrier in the corresponding period of 2013. No special survey and dry-dock repairs were incurred on any of the Partnership’s LNG carriers in the periods under discussion.

During the year ended December 31, 2014, the Partnership incurred $2.0 million of general and administrative costs (including related party administration costs), compared to $0.4 million in the corresponding period of 2013, primarily as a result of operating as a public company since November 2013.

During the years ended December 31, 2014, the Partnership’s results were also impacted by the higher levels of weighted average interest under its existing and previous credit facilities that increased the Partnership’s interest and finance costs by approximately $5.1 million, counterbalanced by the decrease by $0.3 million in non-cash amortization expense related to deferred finance costs.

The Partnership reported average daily hire gross of commissions on a cash basis (1) earned by its LNG carriers of approximately $78,800 per day per vessel in the year ended December 31, 2014, compared to approximately $73,800 in the same period of 2013. During each of the years ended December 31, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

(1) Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis without taking into consideration the non-cash time charter amortization expense divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity Position

As of December 31, 2014, the Partnership reported cash of $35.9 million (including minimum cash liquidity requirements imposed by our lenders). Total indebtedness as of December 31, 2014 was $575.0 million. The weighted average interest rate accruing on the Partnership’s senior secured revolving credit facility (under which the Partnership has outstanding borrowings of $325.0 million) year ended December 31, 2014 was approximately 3.1%.

During the year ended December 31, 2014, the Partnership generated net cash from operating activities of $76.4 million, compared to $44.2 million in the same period in 2013, which is the effect of (i) higher revenues earned on a cash basis on one of the Partnership’s initial fleet vessels in relation to the year ended December 31, 2013, (ii) the fleet increase resultant from the acquisition from the Partnership’s Sponsor of the Arctic Aurora and the Yenisei River in the second and third quarters of 2014 and (iii) other non-cash and operating assets and liabilities variations between compared periods.

As of December 31, 2014, the Partnership had total available liquidity of $65.9 million (comprised of $35.9 million in cash, including minimum cash liquidity requirements imposed by its lenders, and $30.0 million of borrowing capacity under its Sponsor facility).

Time Charter Coverage

As of February 18, 2014, the Partnership had contracted employment for 100% of its total fleet Calendar Days through the end of 2016 and 80% of its fleet Calendar Days for 2017. Time charter coverage with regards to total fleet Calendar Days is calculated on the basis of the earliest estimated redelivery dates provided in the Partnership’s current time charter contracts.

The contracted revenue backlog for the Partnership as of February 18, 2014 was approximately $670.9 million with an average remaining contract duration of 5.0 years (1).

(1) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

Conference Call and Webcast: February 18, 2015

As announced, the Partnership’s  management team will host a conference call on Wednesday, February 18, 2015 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas"

A telephonic replay of the conference call will be available until February 25, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter and year ended December 31, 2014 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of five LNG carriers, with an aggregate carrying capacity of approximately 759,100 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
REVENUES
Voyage revenues	$36,375	$21,677	$107,088	$85,679
EXPENSES
Voyage expenses	(270)	(178)	(910)	(675)
Voyage expenses-related party	(459)	(270)	(1,363)	(1,011)
Vessel operating expenses	(5,585)	(2,847)	(16,813)	(11,909)
General and administrative expenses	(260)	(281)	(1,014)	(387)
General and administrative expenses-related party	(303)	—	(937)	—
Management fees related party	(1,184)	(689)	(3,566)	(2,737)
Depreciation	(6,101)	(3,423)	(17,822)	(13,579)
Operating income	22,213	13,989	64,663	55,381
Interest and finance costs, net	(6,932)	(2,933)	(14,303)	(9,732)
Other, net	39	(42)	201	(29)

Net Income	$15,320	$11,014	$50,561	$45,620
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.43	$0.51	$1.58	$2.95
Weighted average number of units outstanding, basic and diluted (1):
Common units	20,505,000	10,680,652	17,964,288	7,729,521
Subordinated units	14,985,000	14,985,000	14,985,000	14,985,000
General Partner units	35,526	30,000	32,983	30,000

(1) On October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a company owned and controlled by Dynagas Holding Ltd, 30,000 general partner units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in the Partnership). The unit and per unit data included this section have been restated to reflect the issuance of the above units for the year ended December 31, 2013.

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	December 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,949	$5,677
Due from related party	889	1,456
Other current assets	1,510	473
Total current assets	14,348	7,606

FIXED ASSETS, NET:
Vessels, net	839,883	453,175
Total fixed assets, net	839,883	453,175
OTHER NON CURRENT ASSETS:
Restricted cash	24,000	22,000
Due from related party	1,125	675
Deferred revenue and other deferred charges	8,020	5,279
Total assets	$887,376	$488,735

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$20,000	$—
Trade payables	2,369	3,743
Loan from related party	—	5,500
Due to related party	142	—
Accrued liabilities and other payables	3,716	1,041
Unearned revenue	7,022	4,619
Total current liabilities	33,249	14,903
Deferred revenue	1,429	2,048
Long-Term Debt, net of current portion	555,000	214,085
Total non-current liabilities	556,429	216,133

PARTNERS’ EQUITY:
General partner: 35,526 units issued and outstanding as at December 31, 2014 and 30,000 units issued and outstanding as of December 31, 2013	100	150
Common unitholders: 20,505,000 units issued and outstanding as at December 31, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013	304,729	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at December 31, 2014 and December 31, 2013	(7,131)	74,580
Total partners’ equity	297,698	257,699

Total liabilities and partners’ equity	$887,376	$488,735

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2014 (unaudited)	2013
Cash flows from Operating Activities:
Net income:	$50,561	$45,620
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,822	13,579
Amortization and write-off of deferred financing fees	785	1,050
Deferred revenue	2,065	(4,245)
Provision for doubtful debt	—	63
Changes in operating assets and liabilities:
Trade receivables	190	118
Prepayments and other assets	(250)	(178)
Inventories	(357)	—
Due from/ to related party	278	(5,450)
Trade payables	310	(3,156)
Accrued liabilities and other payables	2,636	(1,081)
Unearned revenue	2,403	(2,116)

Net cash provided by Operating Activities	76,443	44,204

Cash flows used in Investing Activities
Vessel Acquisitions	(404,530)	—
Net cash used in Investing Activities	(404,530)	—

Cash flows from/ (used in) Financing Activities:
Increase in restricted cash	(2,000)	(15,227)
Payment of IPO issuance costs and other filing costs	(1,938)	—
Issuance of common units, net of issuance costs	120,514	138,800
Issuance of general partner units	126	—
Preferential deemed dividend	(88,122)	—
Distributions paid	(43,010)	—
Proceeds from long-term debt	590,000	214,085
Repayment of long-term debt	(229,085)	(380,715)
Loan from/(repayment of loan to) related party	(5,500)	5,500
Payment of finance fees	(6,626)	(970)
Net cash provided by/(used in) Financing Activities	334,359	(38,527)

Net increase in cash and cash equivalents	6,272	5,677
Cash and cash equivalents at beginning of the year	5,677	—
Cash and cash equivalents at end of the year	$11,949	$5,677

APPENDIX B

Fleet statistics

	Three Months Ended December 31,		Year Ended December31,
(expressed in United states dollars except for operating data)	2014	2013	2014	2013

Number of vessels at the end of period	5	3	5	3
Average number of vessels in the period (1)	5.0	3.0	3.8	3.0
Calendar Days (2)	460.0	276.0	1385.0	1095.0
Available Days (3)	460.0	276.0	1384.0	1095.0
Revenue earning days (5)	460.0	276.0	1384.0	1095.0
Time Charter Equivalent (4)	$77,491	$76,917	$75,733	$76,706
Fleet Utilization (5)	100%	100%	100%	100%
Vessel daily operating expenses (6)	$12,141	$10,315	$12,139	$10,876

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of calendar days in the period.

(2)   Calendar days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

(3)  Available days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three months and years ended December 31, 2014 and 2013 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013

Voyage revenues	$36,375	$21,677	$107,088	$85,679
Voyage Expenses (7)	(729)	(448)	(2,273)	(1,686)
Time Charter equivalent revenues	$35,646	$21,229	$104,815	$83,993
Available Days (3)	460.0	276.0	1,384.0	1,095.0
Time charter equivalent (TCE) rate	$77,491	$76,917	$75,733	$76,706

(5)  The Partnership calculates fleet utilization by dividing the number of its revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, is calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to the Partnership’s Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$15,320	$11,014	$50,561	$45,620

Net interest and finance costs (1)	6,932	2,933	14,303	9,732
Depreciation	6,101	3,423	17,822	13,579
Non- recurring expense from accelerated time charter amortization	—	—	908	—
Charter hire amortization and other non-cash revenue adjustments	344	159	1,157	(4,182)
Adjusted EBITDA	$28,697	$17,529	$84,751	$64,749

(1)Includes interest and finance costs and interest income, if any

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of the Partnership’s performance operating from period to period and against the operating performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(In thousands of U.S. dollars)
Net Income	$15,320	$11,014	$50,561	$45,620
Non- recurring expense from accelerated time charter amortization	—	—	908	—
Charter hire amortization and other non-cash revenue adjustments	344	159	1,157	(4,182)
Adjusted Net Income	$15,664	$11,173	$52,626	$41,438
Less: Adjusted Net Income attributable to subordinated unitholders and general partner	(6,633)	(5,592)	(23,111)	(20,740)
Common unitholders’ interest in Adjusted Net Income	9,031	5,581	29,515	20,698
Weighted average number of common units outstanding, basic and diluted:	20,505,000	10,680,652	17,964,288	7,729,521
Adjusted Earnings per common unit, basic and diluted	$0.44	$0.52	$1.64	$2.68

Adjusted Net Income represents net income before non-recurring expense resulting from accelerated time charter amortization and charter hire amortization related to time charters with escalating time charter rates, both of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Net Income	$15,320	$11,014	$50,561	$45,620
Depreciation	6,101	3,423	17,822	13,579
Amortization and write-off of deferred finance fees	391	652	785	1,050
Net interest and finance costs, excluding amortization(1)	6,541	2,281	13,518	8,682
Non-recurring expense from accelerated time charter amortization	—	—	908	—
Charter hire amortization and other non-cash revenue adjustments	344	159	1,157	(4,182)
Adjusted EBITDA	28,697	17,529	84,751	64,749
Net interest and finance costs, excluding amortization(1)	(6,541)	(2,281)	(13,518)	(8,682)
Maintenance capital expenditure reserves	(861)	(514)	(2,602)	(2,056)
Replacement capital expenditure reserves	(2,731)	(1,791)	(8,853)	(7,165)
Distributable Cash Flow	$18,564	$12,943	$59,778	$46,846

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs, non-cash revenue amortization adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.